 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated October 1, 2019 announcing an amendment to the existing revolving credit facility.

Ferroglobe Amends its Revolving Credit Facility

LONDON, October 1, 2019 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “Company”) announced today that it has obtained the consent of its lenders for and entered into an amendment (the “Amendment”) to its existing revolving credit agreement (the “RCF”). Among other provisions, the Amendment:

•	reduces the aggregate amount of revolving commitments under the RCF from $200 million to $150 million;
•	reduces the minimum unrestricted cash required to be maintained by the Company at all times to $70 million;
•

adds a requirement for the Company to maintain, at all times, an aggregate amount of restricted cash equal to (i) the amount outstanding under the RCF at any time minus (ii) $100 million, in a blocked deposit account, which shall be in addition to the minimum cash requirement above;

•

provides that any breach of the financial covenants requiring the Company to maintain a maximum net total leverage ratio or a minimum interest coverage ratio as of the end of the fiscal quarter ending September 30, 2019 shall not constitute an event of default under the RCF until October 30, 2019; and

•	imposes additional requirements for the Company to deliver certain information and documentation to the RCF lenders.

Pedro Larrea, Ferroglobe’s Chief Executive Officer, commented: “This amendment demonstrates the continued support of our current lenders and enhances our actual available liquidity. We would highlight that the amount outstanding under the RCF has remained constant at $133 million for almost twelve months and this is not expected to change. As such, the amendment improves the cash available to the Company by effectively reducing the aggregate minimum cash requirement under the RCF at current levels from $150 million to $103 million (representing $70 million of unrestricted cash and $33 million in a blocked account).” Mr. Larrea added: “We are now focused on closing the proposed refinancing of the RCF, with a view to affording the Company greater operational and financial flexibility. We are in advanced negotiations on this and remain on track to close in the short-term.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)